Exhibit 99.1

Healthwell Acquisition Corp. I Announces Termination of Business Combination with Starton Therapeutics, Inc.

November 03, 2023 07:00 PM Eastern Daylight Time

WINNETKA, Ill.--(BUSINESS WIRE)--Healthwell Acquisition Corp. I (“Healthwell”) (Nasdaq: HWEL) announced today that its previously announced Business Combination Agreement in connection with its planned business combination with Starton Therapeutics, Inc. (“Starton”) was terminated by Starton. The conditions to the closing of the initial business combination were not satisfied or waived by the outside date of November 3, 2023. As a result, Healthwell will seek an alternative business combination.

About Healthwell

Healthwell is a blank check company, also commonly referred to as a special purpose acquisition company, or SPAC, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

Forward Looking Statements

This press release contains statements that may constitute “forward-looking statements,” including with respect to Healthwell’s pursuit of an alternative business combination. No assurance can be given that Healthwell will be successful in seeking and consummating such alternative business combination. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of Healthwell, including those set forth in the Risk Factors section of Healthwell’s public filings with the SEC. Copies are available on the SEC’s website, www.sec.gov. Healthwell undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Contacts

HealthwellSPAC@edelman.com